UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities and Exchange Act of 1934
GLOBAL INNOVATIVE SYSTEMS, INC.
(Name of Issuer)

Common Stock, Par Value $0.001
(Title of Class of Securities)

37938W 30 6
(CUSIP Number)

Bondy Tan, President, CEO and Secretary Global Innovative Systems, Inc. 1703, Top Glory Tower, 262 Gloucester Road, Causeway Bay Hong Kong (011)-(852)-2546 1808
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 13, 2005
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box     [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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SCHEDULE 13D
CUSIP No.	37938W 30 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BONDY TAN (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION
Bondy Tan is a citizen of Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,335,778 shares of common stock (1)
	8	SHARED VOTING POWER
Nil
	9	SOLE DISPOSITIVE POWER
4,335,778 shares of common stock (1)
	10	SHARED DISPOSITIVE POWER
Nil
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,335,778 shares of common stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
22.8% based on 19,033,096 shares of common stock outstanding
14	TYPE OF REPORTING PERSON (See Instructions)
IN

(1) Bondy Tan indirectly owns an aggregate of 4,335,778 shares of common stock of Global Innovative Systems, Inc., of which 2,730,685 shares are held by Glory Hill Holdings Limited, 1,033,501 shares are held by Full Scope Group Limited and 571,592 shares are held by Excel Means Limited. Glory Hill Holdings Limited, Full Scope Group Limited and Excel Means Limited are companies wholly-owned by Bondy Tan.

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Item 1. Security and Issuer

This Statement relates to common shares with a par value of $0.001 (the "Common Shares") of Global Innovative Systems, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 1703, Top Glory Tower, 262 Gloucester Road, Causeway Bay, Hong Kong.

Item 2. Identity and Background

Bondy Tan is the President and Chief Executive Officer of the Issuer, with an address at Flat E, 39/F., Tower 2, Kornville, 38 Yau Man Street, Quarry Bay, Hong Kong.

During the last five years, Mr. Tan has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, Mr. Tan has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Tan is a citizen of Hong Kong.

Item 3. Source and Amount of Funds or Other Consideration

Mr. Tan beneficially owns a total of 4,335,778 Common Shares, of which 2,730,685 Common Shares are held by Glory Hill Holdings Limited ("Glory Hill"), 1,033,501 Common Shares are held by Full Scope Group Limited ("Full Scope") and 571,592 Common Shares are held by Excel Means Limited ("Excel Means"). Glory Hill, Full Scope and Excel Means are companies wholly-owned by Mr. Tan. Mr. Tan acquired beneficial ownership of 4,335,778 Common Shares pursuant to a Share Exchange Agreement dated January 7, 2005 (the "Exchange Agreement"), among the Issuer, Tech Team Holdings Limited, a company incorporated pursuant to the laws of the Territory of the Cayman Islands ("Tech Team"), Bondy Tan and the shareholders of Tech Team as set out in the Exchange Agreement. The closing of the transactions contemplated in the Exchange Agreement was completed as of January 13, 2005. In accordance with the closing of the Exchange Agreement, the Issuer acquired all of the 354,798,533 issued and outstanding ordinary shares of Tech Team, in exchange for the issuance by the Issuer of 13,000,000 Common Shares to the shareholders of Tech Team on the basis of one Common Share for every 27.29219 ordinary shares of Tech Team.

In accordance with the closing of the Exchange Agreement, Mr. Tan tendered 118,332,820 ordinary shares of Tech Team in exchange for 4,335,778 Common Shares.

Item 4. Purpose of Transaction

The purpose of the transaction described above was to enable the Issuer to acquire Tech Team and all of its wholly-owned and majority-owned subsidiaries.

Other than any shares or other securities of the Issuer that Mr. Tan may receive as compensation from the Issuer, Mr. Tan does not presently have any plan or proposal which relate to or would result in any of the following: the acquisition or disposition by any person of additional securities of the Issuer; an extraordinary corporate transaction involving the Issuer or its subsidiaries; a sale or transfer of a material amount of the Issuer's or its subsidiaries' assets; any material change in the present capitalization or dividend policy of the Issuer; any other material change in the Issuer's corporate structure; any changes to the Issuer's charter, bylaws or instruments corresponding thereto which may impede the acquisition of control by any person; causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national

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securities association; or a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to section 12(g)(4) of the Securities Exchange Act of 1934.

Item 5. Interest in Securities of the Issuer

Mr. Tan beneficially owns an aggregate of 4,335,778 Common Shares (representing approximately 22.8% of such stock). Of the 4,335,778 Common Shares beneficially owned by Mr. Tan, 2,730,685 Common Shares are indirectly held by Glory Hill, 1,033,501 Common Shares are indirectly held by Full Scope and 571,592 Common Shares are indirectly held by Excel Means. Glory Hill, Full Scope and Excel Means are companies wholly-owned by Mr. Tan.

Mr. Tan has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 4,335,778 Common Shares (representing approximately 22.8% of such stock).

Other than as described in Item 3 above, Mr. Tan has not effected any transactions in the Common Shares in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Except as set forth above or set forth in the exhibits, there are no contracts, arrangements, understandings or relationships between Mr. Tan and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits

10.1 Share Exchange Agreement dated January 7, 2005, among the Issuer, Tech Team, Bondy Tan and the shareholders of Tech Team.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: January 22, 2005	/s/ Bondy Tan
Signature
Bondy Tan
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001)